EXHIBIT 4.3

STOCK OPTION AGREEMENT

Parties:  Micro Component Technology, Inc. (the “Company”); IT Carrier, Inc. (“Optionee”).

Date:      June 19, 2008 (the “Date of Grant”).

Agreement

1.             Grant of Option.  The Company irrevocably grants to Optionee the right and option to purchase all or any part of the aggregate of 500,000 shares of the Company’s Common Stock at a price of $0.10 per share upon the terms and conditions set forth herein.  This Option is non-qualified for tax purposes.

2.             Option Period.  The Option shall continue for a period of five years from the Date of Grant or, if earlier, one year from the date of termination of the Consulting Agreement between the Company and Optionee (the “Consulting Agreement”).

3.             Exercise of Option.  The Option shall vest and become exercisable in increments, upon satisfaction of the following milestones, as follows:

Milestone	Shares Vested

Initial sale arranged by Optionee to each new customer in North East Asia of $300,000 or more of revenue	50,000 Shares

Execution by the Company of each strategic agreement (e.g, joint venture, license, joint marketing or joint development) with company in China, Japan, Korea and Taiwan generating possibility of near term revenues in excess of $3M, arranged by Optionee in conjunction with LMWH Management Partners LLC

50,000 shares

Prior to the execution of the strategic agreement milestones, the Chairman of the Board and the Optionee will provide the Board a detailed description of the potential strategic agreements the Optionee plans to undertake to ensure the satisfaction of the Board that such strategic agreements will satisfy the requirements of the milestones.

The Option shall become immediately exercisable in full in the event that the Company is acquired by merger, purchase of all or substantially all of the Company’s assets, or purchase of a majority of the outstanding stock by a single party or a group acting in concert.

No additional vesting shall occur after termination of the Consulting Agreement; provided, however, that if the Company executes a purchase order or strategic agreement referred to above within 90 days after termination of the Consulting Agreement with a party with which Consultant had substantive negotiations on behalf of the Company prior to termination of the Consulting Agreement, the Option shall vest with respect to the additional shares set forth in the above table with respect to such agreement.  To the extent exercisable, the Option may be exercised in whole or in part.

4.             Rights of Optionee.  Optionee shall not have the rights of a shareholder with respect to the shares of stock subject to this Option until issuance of shares pursuant to exercise of the Option.

5.             Non-Transferability of Option.  The Option shall not be transferable by Optionee, except that the Option may be transferred to S.H. Kim during his lifetime and to his heirs upon his death.

6.             Manner of Exercise.  Exercise of the Option, or any part thereof, shall be made by written notice given by Optionee to the Company, specifying the number of shares to be purchased, accompanied by payment of the purchase price in cash, by certified or cashier’s check, or in the form of shares of the Company’s common stock with a fair market value equal to the purchase price and free and clear of all liens and encumbrances.

7.             Adjustment.  In the event of a merger, stock split, combination, reorganization, or other similar transaction affecting the Company’s capital stock, the Company shall make an appropriate adjustment in the number of shares and the exercise price for this Option.

8.             Restrictions on Transfer.  Optionee agrees that it is acquiring this Option and the shares issuable upon exercise of this Option for investment purposes, and not with a view to distribution.  Optionee acknowledges that issuance of shares upon exercise of this Option has not been registered under federal or state securities laws, and the shares may not be sold unless they are first registered, or unless in the option of counsel for the Company, registration is not required.  Optionee also agrees that certificates for the shares shall contain a legend referring to these restrictions on transfer.

IN WITNESS WHEREOF, the parties have executed this instrument as of the day and year first above written.

MICRO COMPONENT TECHNOLOGY, INC.

By:	/s/ Roger E. Gower
Roger E. Gower
Its: President

IT Carrier, Inc.

By:	/s/ Sang Hoon Kim
Sang Hoon Kim
Its: President